UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Consolidated Technology Group, Ltd.
   160 Broadway
   Suite 901
   New York, NY  10038
2. Issuer Name and Ticker or Trading Symbol
   Netsmart Technologies, Inc.
   NTST
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   April 1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person
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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock, par value $.0|04/08/|S   | |248,156           |D  |$2.015     |                   |I     |(1)                        |
1 per share                |99    |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $.0|04/15/|S   | |337,594           |D  |$2.015     |                   |I     |(1)                        |
1 per share                |99    |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $.0|04/08/|P   | |100,000           |A  |(2)        |506,874            |I     |(1)                        |
1 per share                |99    |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Series B Common Stock |        |04/08|S   | |5,000      |D  |02/13|12/31|Common Stock|5,000  |$6.00  |0           |I  |(2)         |
Purchase Warrants (2) |        |/99  |    | |           |   |/97  |/99  |            |       |       |            |   |            |
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Series B Common Stock |        |04/08|S   | |183,333    |D  |02/13|12/31|Common Stock|183,333|$12.00 |0           |I  |(2)         |
Purchase Warrants (2) |        |/99  |    | |           |   |/97  |/99  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1)  Owned by SIS Capital Corp. ("SISC"), a wholly-owned subsidiary of
Consolidated Technology Group Ltd.
("Consolidated")
(2)  Pursuant to an agreement among Consolidated, SISC, the Issuer, the purchasers and Anthony F. Grisanti, as
agent, (i) Consolidated, through SISC, sold 585,750 shares of common stock on
April 8 and 15, 1999, (ii)
Consolidated may sell up to an additional 206,874 shares of common stock, and
(iii) the issuer issued 100,000
shares of common stock to SISC in consideration for the cancellation of shares of the issuer's Series D Preferred
Stock, which has a liquidation preference of $1,210, a redemption price of
$1,209,509 and an annual dividend of
$72,600, including accrued dividends on the preferred stock of $145,200, and warrants to purchase an aggregate
of 188,333 shares of common
stock.
(3)  The Reporting Persons for this filing are Consolidated Technology Group
Ltd. and SIS Capital Corp., a
wholly-owned subsidiary of Consolidated Technology Group
Ltd.
SIGNATURE OF REPORTING PERSON
/s/ George Mahoney, Chief Financial Officer
DATE
May 3, 1999